[Akin Gump Strauss Hauer & Feld LLP Letterhead]

February 3, 2006

Via EDGAR

Sara W. Dunton
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Seneca Gaming Corporation
  Registration Statement on Form S-4

  File No. 333-128443

Dear Ms. Dunton:

        On behalf of our client, Seneca Gaming Corporation (the "Company"), pursuant to Rule 461 under the Securities Act of 1933, we advise you that the Company hereby requests acceleration of the effectiveness of the above-captioned Registration Statement be accelerated to Wednesday, February 8, 2006 at 12:01 a.m. ET or as soon thereafter as practicable.

        The Company hereby acknowledges that:

  1.
  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  2.
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

  3.
  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, or require any additional information, please do not hesitate to call me at (210) 281.7251.

Very truly yours,
/s/ KIM E. RAMSEY Kim E. Ramsey